Exhibit 23.3
Consent of Euromonitor International, Inc.
          Euromonitor International, Inc. grants The Go Daddy Group, Inc. permission to disclose the following information taken from the Euromonitor International, Inc. report in all filings made by The Go Daddy Group, Inc. with the U.S. Securities and Exchange Commission.
          “According to Euromonitor International, an industry research firm, the number of Internet users worldwide was an estimated 1.2 billion in 2005 and is estimated to grow to approximately 2.2 billion in 2010, representating an annual growth rate of approximately 13%.”
          “Euromonitor International estimates that non-U.S. Internet users are expected to account for approximately 91% of the estimated 2.2 billion worldwide Internet users in 2010.”
          It is understood by both Euromonitor International, Inc. and The Go Daddy Group, Inc. that Euromonitor International, Inc will be credited as the source of publication.

June 12, 2006	Euromonitor International, Inc.
/s/ Eugene Borisenko
Eugene Borisenko
	Title:	Senior Account Executive